September 12, 2006

Mail Stop 4561

Mr. Stephen Brock
Chief Executive Officer
Public Company Management Corporation
5770 El Camino Road
Las Vegas, NV 89118

Re: **Public Company Management Corporation**
Form 10-KSB for the year ended September 30, 2005
Filed December 29, 2005
File No. 0-50098

Dear Mr. Brock:

We have reviewed your response letter dated August 23, 2006 and have the following additional comments. As previously stated, these comments require amendment to the referenced filing previously filed with the Commission**.** In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2005

Item 6 – Management Discussion and Analysis or Plan of Operation, page 7

Results of Operations for the Partial Year Ended September 30, 2004 Compared to the Year Ended September 30, 2005, page 10

1. We have read the proposed revisions provided in response to prior comment 1. Please further revise your disclosure to explain why the transactional-based revenue generated during the partial year ended September 30, 2004 was less sensitive to the obstacles that your current clients face.

Critical Accounting Policies, page 13

2. We have read the proposed revisions provided in response to prior comment 3. As previously requested, please revise to quantify the effect that a change in assumptions related to the proportional performance method could have on revenues. Refer to SEC Release 33-8350.

Note 1 – Summary of Accounting Policies, page 16

Non-Marketable Securities, page 16

3. We have read your response to prior comment 7. Considering that non-marketable securities can have little, if any, trading history, please tell us how you value non- marketable securities for which there is no public trading market and there have been no recent private sales of the common stock. In these cases, please further clarify why you believe the fair value of non-marketable securities received as consideration is more reliably measurable than the fair value of the consulting services provided.

Revenue Recognition, page 17

4. We have read your response to prior comment 8 and do not understand your basis for using the same revenue allocation for all your clients. It appears that the diversity of your client base may indicate that revenue should be earned in a different pattern depending on the specific requirements of a particular client. Please explain how you have concluded that revenue is earned in the same pattern for all clients. In addition, please tell us what portion of the total cash payment is due at each milestone based upon your policy and cite relevant terms of your service agreements as appropriate. Notwithstanding the above, please clarify your process for reconsidering the estimates of progress over the course of a contract given the significant number of periods involved.

* * * *

As appropriate, please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief